# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zura Bio Limited, CIK 0001855644
CUSIP: G9TY5A101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1489 W. Warm Springs Rd. #110, Henderson, Nevada (NV), 89014
Date of event which requires filing of this statement: 02/26/2026
Filed by CIK 0001942670
Persons authorized to receive notices and communications: Alejandro Moreno, c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, New York (NY), 10019, (212) 247-6400

## Reporting persons
- AI Biotechnology LLC (CIK 0001942670): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,699,071; sole dispositive power 0; shared dispositive power 19,699,071; aggregate amount beneficially owned 19,699,071 (18.2% of the class)
  Comment: (1) The total number of Class A Ordinary Shares, par value $0.0001 per share ("Class A Ordinary Shares") of Zura Bio Limited (the "Issuer") reported as beneficially owned includes (i) 6,552,725 Class A Ordinary Shares held directly by AI Biotechnology LLC ("AIB") and (ii) 13,146,346 Class A Ordinary Shares issuable upon the conversion of the Private Placement Warrants (as defined in Item 3 herein) held directly by AIB, which are exercisable at any time or times on or after the date of issuance, subject to the Beneficial Ownership Blocker (as defined in Item 5 herein).
  
  (2) The percent of Class A Ordinary Shares reported as beneficially owned is calculated based on the number of Class A Ordinary Shares described in footnote (1) above and, as the denominator, the sum of (i) 94,875,460 Class A Ordinary Shares outstanding, as set forth in the Issuer's Current Report on Form 8-K, filed with the SEC on February 26, 2026 and (ii) 13,146,346 Class A Ordinary Shares issuable upon the exercise of Private Placement Warrants held by AIB.
- Access Industries Holdings LLC (CIK 0001391297): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,699,071; sole dispositive power 0; shared dispositive power 19,699,071; aggregate amount beneficially owned 19,699,071 (18.2% of the class)
  Comment: (1) The total number of Class A Ordinary Shares of the Issuer reported as beneficially owned includes (i) 6,552,725 Class A Ordinary Shares held directly by AIB and (ii) 13,146,346 Class A Ordinary Shares issuable upon the conversion of the Private Placement Warrants held directly by AIB, which are exercisable at any time or times on or after the date of issuance, subject to the Beneficial Ownership Blocker.
  
  (2) The percent of Class A Ordinary Shares reported as beneficially owned is calculated based on the number of Class A Ordinary Shares described in footnote (1) above and, as the denominator, the sum of (i) 94,875,460 Class A Ordinary Shares outstanding, as set forth in the Issuer's Current Report on Form 8-K, filed with the SEC on February 26, 2026 and (ii) 13,146,346 Class A Ordinary Shares issuable upon the exercise of Private Placement Warrants held by AIB.
- Access Industries Management, LLC (CIK 0001508226): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,699,071; sole dispositive power 0; shared dispositive power 19,699,071; aggregate amount beneficially owned 19,699,071 (18.2% of the class)
  Comment: (1) The total number of Class A Ordinary Shares of the Issuer reported as beneficially owned includes (i) 6,552,725 Class A Ordinary Shares held directly by AIB and (ii) 13,146,346 Class A Ordinary Shares issuable upon the conversion of the Private Placement Warrants held directly by AIB, which are exercisable at any time or times on or after the date of issuance, subject to the Beneficial Ownership Blocker.
  
  (2) The percent of Class A Ordinary Shares reported as beneficially owned is calculated based on the number of Class A Ordinary Shares described in footnote (1) above and, as the denominator, the sum of (i) 94,875,460 Class A Ordinary Shares outstanding, as set forth in the Issuer's Current Report on Form 8-K, filed with the SEC on February 26, 2026 and (ii) 13,146,346 Class A Ordinary Shares issuable upon the exercise of Private Placement Warrants held by AIB.
- Len Blavatnik (CIK 0001326628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,699,071; sole dispositive power 0; shared dispositive power 19,699,071; aggregate amount beneficially owned 19,699,071 (18.2% of the class)
  Comment: (1) The total number of Class A Ordinary Shares of the Issuer reported as beneficially owned includes (i) 6,552,725 Class A Ordinary Shares held directly by AIB and (ii) 13,146,346 Class A Ordinary Shares issuable upon the conversion of the Private Placement Warrants held directly by AIB, which are exercisable at any time or times on or after the date of issuance, subject to the Beneficial Ownership Blocker.
  
  (2) The percent of Class A Ordinary Shares reported as beneficially owned is calculated based on the number of Class A Ordinary Shares described in footnote (1) above and, as the denominator, the sum of (i) 94,875,460 Class A Ordinary Shares outstanding, as set forth in the Issuer's Current Report on Form 8-K, filed with the SEC on February 26, 2026 and (ii) 13,146,346 Class A Ordinary Shares issuable upon the exercise of Private Placement Warrants held by AIB.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Zura Bio Limited
Address of issuer's principal executive offices: 1489 W. Warm Springs Rd. #110, Henderson, Nevada (NV), 89014
Comment: This Amendment No. 1 to Schedule 13D amends the Schedule 13D previously filed with the SEC by the Reporting Persons on May 28, 2025.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 26, 2026, AIB purchased 2,000,000 Class A Ordinary Shares at a purchase price of $6.25 per share pursuant to a registered offering of Class A Ordinary Shares by the Issuer. AIB funded this purchase using capital contributed from affiliated entities, which funded that capital using cash on hand.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Class A Ordinary Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The Private Placement Warrants may not be exercised if the aggregate number of Class A Ordinary Shares beneficially owned by the holder thereof immediately following such exercise would exceed 9.99% of the Class A Ordinary Shares outstanding, as calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended; provided, however, that AIB may increase or decrease the foregoing beneficial ownership limitation by giving notice to the Issuer (such notice not to be effective until the sixty-first day after the notice is delivered to the Issuer), but not to exceed any percentage in excess of 19.99% (such limitations, the "Beneficial Ownership Blocker"). As of the date of this filing, and pursuant to the Beneficial Ownership Blocker, 3,255,460 Class A Ordinary Shares are issuable at any time or times upon the partial conversion of Private Placement Warrants and 13,146,346 Class A Ordinary Shares are issuable upon the conversion of Private Placement Warrants, if AIB delivered notice to the Issuer to increase the beneficial ownership limitation to 19.99% (such notice not to be effective until the sixty-first day after the date such notice is delivered to the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Class A Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

6,552,725 Class A Ordinary Shares and Private Placement Warrants exercisable into 13,146,346 Class A Ordinary Shares are held directly by AIB and may be deemed to be beneficially owned by AIM, AIH and Mr. Blavatnik because (i) Mr. Blavatnik controls AIM and AIH, (ii) AIM controls AIH, and (iii) AIH owns all of the voting units of AIB. Each of AIH, AIM and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 hereof is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- AI Biotechnology LLC: /s/ Alejandro Moreno, Alejandro Moreno, Executive Vice President (03/02/2026)
- Access Industries Holdings LLC: /s/ Alejandro Moreno, Alejandro Moreno, Executive Vice President (03/02/2026)
- Access Industries Management, LLC: /s/ Alejandro Moreno, Alejandro Moreno, Executive Vice President (03/02/2026)
- Len Blavatnik: *, Len Blavatnik (03/02/2026)
Comment: * The undersigned, by signing his name hereto, executes this Amendment No. 1 to Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By: /s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Attorney-in-Fact